SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-34224
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
BRIGHAM, INC. 401(k) PLAN
B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BRIGHAM EXPLORATION COMPANY
6300 Bridgepoint Parkway
Building Two, Suite 500
Austin, Texas 78730

BRIGHAM, INC. 401(k) PLAN
2009 FORM 11-K

Page

REQUIRED INFORMATION

ITEM 4. Unaudited Financial Statements And Schedule Prepared in Accordance With ERISA

Statements of Net Assets Available for Plan Benefits as of December 31, 2009 and 2008	1

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2009	2

Notes to the Financial Statements	3

Supplemental schedule:

Schedule H, Line 4(i) — Assets Held for Investment Purposes At December 31, 2009	6

SIGNATURE	7

BRIGHAM, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
(Unaudited)

	December 31,
	2009	2008
Assets
Cash and equivalents
Cash	$4,887	$33,335
Schwab Retirement Advantage Money Fund	1,572,602	995,965

	1,577,489	1,029,300

Investments at fair value:
Amana Income Fund	130,389	—
Blackrock US Opportunities Inv A	279,637	—
Calamos Growth Fund Class A	—	174,482
Dreyfus Appreciation	386,896	361,233
Dreyfus S&P 500 Index Fund	342,131	245,697
Fidelity Adv Small Cap CL T	431,366	—
First Eagle SOGEN Overseas*	616,771	532,280
Hennessy Cornerstone Growth	—	370,008
Janus Overseas FD CL A	209,141	—
Janus Twenty Fund*	655,077	440,210
Janus Worldwide Fund	—	116,423
Jensen Portfolio Class J	150,976	120,803
Oakmark Select	—	113,697
Old Mutual Brown Hanley Value	—	129,624
Pimco Total Return*	1,683,151	1,201,931
Royce Special Equity	268,241	152,711
Rydex SGI Mid Cap Value A	186,734	—
Loans to participants	82,350	48,067
Common stock of Brigham Exploration Company*	1,553,819	308,087

	6,976,679	4,315,253

Receivables:
Participant contributions	15,845	14,852
Employer matching	12,300	3,095
Fee receivable	—	100
Accrued dividends	6,130	7,517
Other	8,449	—

Total Receivables	42,724	25,564

Total Assets	8,596,892	5,370,117

Liabilities
Distributions payable	—	13,368
Fees payable	—	100

Total liabilities	—	13,468

Net assets available for plan benefits	$8,596,892	$5,356,649

*	Investments greater than 5% of net assets available for plan benefits.
See accompanying notes to the financial statements.

BRIGHAM, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
(Unaudited)

Year Ended
December 31,
2009

Additions to net assets attributed to:
Net appreciation (depreciation) in fair value	$2,781,998
Interest	34,041

Total investment income	2,816,039

Contributions:
Participants	596,198
Employer matching	143,212

Total contributions	739,410

Total additions	3,555,449

Deductions from net assets attributed to:
Benefits distributed to participants	294,679
Administrative and trustee fees	20,527
Other	—

Total deductions	315,206

Increase/(decrease) in net assets available for plan benefits	3,240,243

Net assets available for plan benefits at beginning of year	5,356,649

Net assets available for plan benefits at end of year	$8,596,892

See accompanying notes to the financial statements.

BRIGHAM, INC. 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
1.	Description of the Plan
The following description of the Brigham, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan provisions, a copy of which is available from Brigham, Inc. (the “Company”).
General
The Plan is a defined contribution plan created for the benefit of the employees of the Company. Effective August 1, 2001 the Plan covers all employees except leased employees, employees of a unit covered by a collective bargaining agreement, non-resident aliens, independent contractors, and employees of affiliated employers. Eligible employees may join the Plan on their date of hire. Prior to August 1, 2001 the Plan covered all employees who were 21 years of age and had completed six months of service.
The Company administers the Plan. The Company has appointed Standard Retirement Services, Inc. as a third party administrator. The Plan’s assets are held by a trust fund administered by The Charles Schwab Trust Company.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
A participant may contribute a portion of his/her pre-tax compensation in amounts up to the maximum deferral permitted under the Internal Revenue Code. For 2009, this limit was $16,500. At its discretion, and to be determined annually, the Company may make matching contributions to the Plan. The Company may also make an additional annual, discretionary profit sharing contribution. For 2009, the Company made matching and additional annual discretionary contributions of $143,212.
Interfund Transfers
Participants may change their percentage contributions once per calendar quarter on Plan enrollment dates. Participants may change fund allocations as frequently as desired and at any time.
Vesting
Plan participants are fully vested at all times in their participant contributed assets. The Plan provides for vesting of assets contributed by the Company of 20% after two years of service and 20% additional vesting for each additional year of service thereafter until the sixth year, at which time the employer contributed assets are fully vested. Participants are automatically fully vested in their accounts upon retirement, disability or death, as defined in the Plan.

BRIGHAM, INC. 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Benefit Payments
Plan participants may receive a lump sum payment of all vested benefits upon retirement, disability, death or termination of employment. A participant may also make hardship withdrawals, subject to certain rules and restrictions, from the vested portion of his or her account.
Participant Loans
The Plan includes a provision that permits participants to borrow a minimum of $1,000 and up to the lesser of 50% of the value of the vested portion of their Plan assets or $50,000. The loans are payable through payroll deductions in principal installments plus interest at prime plus 2% through payroll deductions. General purpose loans are due over terms up to 5 years. Primary residence loans are due over terms up to 30 years.
Administrative Expenses
The Company pays costs and expenses incurred in administering the Plan, excluding certain fees and expenses of the trustee and investment manager.
2.	Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with generally accepted accounting principles (“GAAP”). The trustee holds and manages the funds and distributes cash to Plan participants.
The assets of the Plan are invested in separate funds managed by independent registered investment advisors and/or in Brigham Exploration Company stock.
Cash and Cash Equivalents
The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

BRIGHAM, INC. 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Valuation of Investments
Short-term investments and loans to participants are stated at cost, which approximates fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments, is presented in the Plan’s “Statement of Changes in Net Assets Available for Benefits”.
The Use of Estimates in Preparing Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes and schedules. Actual results may differ from those estimates. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.
3.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.
4.	ERISA
Management is unaware of any variations in the operation of the Plan from the terms of the Plan documents. The Plan has complied with the fidelity bonding requirement of ERISA.

BRIGHAM, INC. 401(k) PLAN
SCHEDULE H, LINE 4(i) — ASSETS HELD
FOR INVESTMENT PURPOSES AT END OF YEAR
(Unaudited)
Investments at December 31, 2008

Identity of Issue, Borrower,	Description of
Lessor or Similar Party	Investment	Value

* Brigham Exploration Company	Common stock	$1,553,819
Cash	Cash	4,887
* Schwab Retirement Advantage Fund	Cash equivalent	1,572,602
Amana Income Fund	Stock mutual fund	130,389
Blackrock US Opportunities Inv A	Stock mutual fund	279,637
Calamos Growth Fund Class A	Stock mutual fund	—
Dreyfus Appreciation	Stock mutual fund	386,896
Dreyfus S&P 500 Index Fund	Stock mutual fund	342,131
Fidelity Adv Small Cap CL T	Stock mutual fund	431,366
First Eagle SOGEN Overseas	Stock mutual fund	616,771
Hennessy Cornerstone Growth	Stock mutual fund	—
Janus Overseas FD CL A	Stock mutual fund	209,141
Janus Worldwide Fund	Stock mutual fund	—
Janus Twenty Fund	Stock mutual fund	655,077
Jensen Portfolio	Stock mutual fund	150,976
Oakmark Select	Stock mutual fund	—
Old Mutual Brown Hanley Value	Stock mutual fund	—
Royce Special Equity	Stock mutual fund	268,241
Rydex SGI Mid Cap Value A	Stock mutual fund	186,734
Pimco Total Return	Bond/fixed income mutual fund	1,683,151
Participant Loans	Due August 18, 2010 through	82,350
	August 28, 2014 at
	5.25% to 10.25%

*	Indicates party in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BRIGHAM, INC. 401(k) PLAN
Date: June 28, 2010	By:	/s/ Malcom O. Brown
Malcom O. Brown
Vice President & Controller